PRESS RELEASE DATED JANUARY 28, 2003

DATE – January 28, 2003

Qwest to Pay Touch America $46 Million for Wireless Joint Venture

Butte, Montana-- Touch America (NYSE: TAA), a fiber-optic network and broadband products and services company, said today an independent appraisal has determined a purchase price of $46 million for Touch America's 49.9 percent interest in TW Wireless, a joint venture with Qwest Wireless to provide digital personal communication services (PCS) in an eight-state region of the Pacific Northwest and Upper Midwest.

The terms of the joint venture's limited liability corporation (LLC) agreement require Qwest Wireless to acquire Touch America's interest for 90 percent of the fair market value of its Class A Units, which an independent appraiser has determined to be $24 million, plus $22 million for Touch America's Class B Units. Because there wasn't agreement on the value of the Class A Units, a prescribed binding appraisal process was initiated in July and completed January 18.

The LLC agreement also requires that half of the total payment, or $23 million, be paid within 180 days of Touch America's termination notice -- a date Touch America and Qwest agreed was July 23. The second half payment is due in 2004.

The 180-day time period and initial payment date have passed, yet Qwest has not indicated when payment will be made. If Qwest does not act reasonably and in good faith, Touch America will be forced to take steps to enforce the LLC agreement.

Touch America and Qwest contributed PCS licenses and expertise to TW Wireless, which covered portions of Idaho, Minnesota, Montana, Oregon, South Dakota, North Dakota, Washington, and Wyoming. Customers currently receive all their product information, billing and customer support from Qwest Wireless. Terms of the agreement ensure that customers' wireless service will continue and will not be impacted by the completion of this transaction. Touch America also has revenue and expense issues with Qwest Communications that are in arbitration and regulatory complaints against Qwest that are before the Federal Communications Commission. These proceedings are ongoing; a decision in the arbitration proceeding is expected shortly.

About Touch America

Touch America, Inc. is a national broadband fiber-optic network and product and services telecommunications company, providing customized voice, data and video transport, as well as Internet services, to wholesale and business customers. The company provides the latest in IP, ATM and Frame Relay protocols and private line services for transporting information with speed, privacy and convenience. Touch America has approximately 750 employees in 17 states and the District of Columbia. Touch America, Inc. is the telecommunications operating subsidiary of Touch America Holdings, Inc. (NYSE:TAA). More information can be found at www.tamerica.com.

Forward-looking information is subject to risk and uncertainty. Portions of this document may constitute "forward-looking statements" as defined by federal law. Although the company believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Any such statements are made in reliance on the "safe harbor" protections provided under the Private Securities Litigation Reform Act of 1995. Additional information about issues that could lead to material changes in performance is contained in the company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.